May 6, 2010
VIA EDGAR, U.S. MAIL AND FACSIMILE to (703) 813-6967
Max A. Webb
Division of Corporation Finance
United States
Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, DC 20549-3561

Re:	Genuine Parts Company
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 001-05690
Definitive Proxy Statement on Schedule 14A
Filed February 26, 2010
File No. 001-05690
Dear Mr. Webb:
Reference is made to the Staff’s comments set forth in your letter dated April 26, 2010 to Thomas C. Gallagher of Genuine Parts Company (the “Comment Letter”). In this letter, references to “we,” “our,” “us” and the “Company” refer to Genuine Parts Company. Below please find our responses, which in each case follow the respective comments of the Staff as set forth in the Comment Letter.
Form 10-K for the Fiscal Year Ended December 31, 2009
Item 11. Executive Compensation, page 26
1.	In future filings, please revise this section to include the information under the heading “Compensation of Directors” in the proxy statement or please advise.

Response
The Company reviewed the staff’s comments and will include the “Compensation of Directors” information from the proxy statement in “Item 11. Executive Compensation” in future filings.
Signatures
2.	Please revise the second half of your signature page to include the signatures of your principal executive officer, principal financial officer and principal accounting officer so that they sign the Form 10-K not only on behalf of the registrant but also in their individual capacities. Refer to General Instructions D(2)(a) of Form 10-K.
Response
The Company has considered the staff’s comments, along with the General Instructions D(2)(a) of Form 10K. We agree and in future filings we will note the titles of principal executive, financial and accounting officers in their respective signature line.
Definitive Proxy Statement on Schedule 14A
General
3.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
Response
The Company has carefully reviewed the staff’s comments, as well as Item 402(s) of Regulation S-K. The Company’s basis for concluding that disclosure is not necessary regarding the Company’s compensation polices and practices and risk management, and the process we undertook to reach such conclusion, were as follows:
The Compensation, Nominating and Governance Committee reviewed with management the design and operation of the Company’s incentive compensation arrangements for all employees, including executive officers, for the purpose of determining whether such programs might encourage inappropriate risk-taking that could have a material adverse effect on the Company.
In advance of such review, the Company identified certain internal and external factors that comprise the Company’s primary business risks, and management compiled an inventory of incentive compensation arrangements applicable to the Company’s key employees, which were then summarized for the Compensation, Nominating and Governance Committee and reviewed for the purpose of identifying any aspects of such programs that might encourage behaviors that could exacerbate the identified business risks.

In conducting this assessment, the Compensation, Nominating and Governance Committee considered the performance objectives and target levels used in connection with these incentive awards and also the features of the Company’s compensation program that are designed to mitigate compensation-related risk.
Based on such assessment, the Compensation, Nominating and Governance Committee concluded that the Company’s compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company.
Compensation Discussion and Analysis, page 12
Determination of Appropriate Pay Levels: Pay Philosophy and Competitive Standing, page 15
4.	We note the first sentence of this section which states that you target your pay “at or under the 50th percentile relative to a peer group for total direct compensation opportunities, including salary, target annual bonus, and long-term incentives.” This sentence along with the discussions in this section and the 2009 Base Salary and 2009 Annual Incentive Plan sections appear to contrast with the last sentence of the second paragraph of this section which states that you did not use any information “to benchmark our targeted pay at the desired range relative to our peers.” Please advise.
Response
The Company has carefully considered the staff’s comments regarding targeting compensation levels and benchmarking. As described in the proxy, the Company and the Compensation, Nominating and Governance Committee review a peer group of companies within each of the three industry segments in which the Company competes (our “Comparison Group”). Compensation data for the Comparison Group is aggregated and summarized, and we generally target total direct compensation opportunities at the 50% percentile for this group.
In addition, and separate from the Comparison Group, we review competitive pay information provided by Hewitt Associates for a reference group of local and industry competitors as a general gauge for assessing our competitive position in the marketplace. The last sentence of the second paragraph of the “Pay Philosophy and Competitive Standing” section is intended to refer only to this general, secondary review of market practice, and indicates that we do not use information from the separate reference group for benchmarking purposes. In future filings, we will revise this sentence to be clear that it relates only to the separate reference group referred to in the prior sentence of the proxy, and not to our practice of targeting our compensation at the 50th percentile relative to our Comparison Group.

2009 Annual Incentive Plan, page 15
5.	We note your disclosure that the annual bonus opportunity was based on the pre-tax profit performance goal of the Company. Please confirm that in future filings you will quantify all company-wide performance targets or please provide us with your analysis for concluding that the disclosure of such targets is not required because it would result in competitive harm and such disclosure may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.
Response
The Company has reviewed the staff’s comments, and in future filings we will quantify all company-wide financial performance targets, such as the Company’s pre-tax profit performance goal, on which our executive officer annual bonus opportunity is based.
We appreciate the Staff’s comments and understand that the purpose of the Staff’s review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosures in our filing. We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing. In addition, we acknowledge that the Staff’s comments or changes to our disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. Moreover, we acknowledge that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to call me at (770) 612-2048 should you have any questions or require additional information.
Sincerely,
Jerry W. Nix
Vice Chairman and
Chief Financial Officer
JN/jk

cc:	Thomas C. Gallagher — Chairman, President and Chief Executive Officer